Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-104443

                                VISTA GOLD CORP.

                             2,807,352 Common Shares
                                without par value

      All of the 2,807,352 Vista Gold common shares offered by this prospectus may be offered and sold, from time to time, by the selling security holders identified in this prospectus. These shares include 1,407,352 shares currently owned by selling security holders and 1,400,000 shares issuable upon exercise of warrants, all as described in this prospectus under "Selling Security Holders." We will not receive any of the proceeds from the sale of shares by the selling security holders.

      The selling security holders may sell the common shares from time to time in public or private transactions, on or off the American Stock Exchange or the Toronto Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling security holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders.

      Our common shares are traded on the American Stock Exchange and on the Toronto Stock Exchange under the symbol VGZ. On April 8, 2003, the closing price of a common share, as reported on the American Stock Exchange, was $3.16 per share.

      INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 17, 2003.

                           FORWARD-LOOKING STATEMENTS

      Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements concerning, among other things, projected annual gold production, mineralized material, proven or probable reserves and cash operating costs. Forward-looking statements typically contain words or phrases such as "anticipates," "estimates," "projects," "foresees," "management believes," "believes" and words or phrases of similar import. These statements are subject to certain risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in such forward-looking statements include those identified in this document under "Risk Factors" below. Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

                                VISTA GOLD CORP.

      Vista Gold Corp. is engaged in the evaluation, acquisition, exploration and improvement of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that emphasis on gold project acquisition and improvement will continue in the future.

      We currently own or control six gold properties: the Maverick Springs and Mountain View projects and the Hycroft mine, all in Nevada; the Long Valley project in east central California; the Paredones Amarillos project in Baja, Mexico; and the Amayapampa project in Bolivia. We also own several exploration claims in Canada and approximately 25% of the shares of Zamora Gold Corp., a company exploring for gold in Ecuador.

      We acquired four of our current gold properties in 2002, as follows:

      o On August 29, 2002, we acquired 100% of the Paredones Amarillos gold project in the Mexican state of Baja California Sur from Viceroy Resource Corporation. To acquire the project, we paid cash of Cdn. $1,000,000 and issued 303,030 equity units, each consisting of one common share and one two-year common share purchase warrant, to Viceroy. On August 29, 2003 we will pay Viceroy an additional Cdn. $500,000.

      o On October 7, 2002, we completed the acquisition of a 100% interest in the Maverick Springs gold and silver project and the Mountain View gold project from Newmont Mining Corporation (Newmont), and its wholly-owned subsidiary Newmont Capital Limited. To acquire the Maverick Springs project, we paid cash of $250,000 and issued 141,243 equity units, each consisting of one common share and one two-year common share purchase warrant, to Newmont, and on October 7, 2003 we will issue $500,000 in common shares to Newmont, together with an equivalent number of two-year warrants. To acquire the Mountain View project, we paid cash of $50,000 and issued 56,497 equity units to Newmont Capital Limited.

      o Pursuant to a transaction initiated in November 2002, we have an option to acquire 100% of the Long Valley project from Standard Industrial Minerals, Inc. Under the terms of the option agreement, we would pay Standard $750,000 over five years in annual installments. We have paid the first installment of $100,000.

      On March 7, 2003, we signed a non-binding letter of intent to purchase a 100% interest in two Nevada gold projects currently controlled by Newmont. The two projects, Hasbrouck and Three Hills, are located near Tonopah, in southwestern Nevada. Completion of the transaction is subject to our due diligence review of the projects, governmental and regulatory approvals, and negotiation and execution of a definitive purchase agreement, with closing expected in April. Under the terms of the letter of intent, the purchase price for both projects is $250,000, of which $50,000 would be payable in cash at closing and $200,000 would be payable on the first anniversary of the closing, either in cash or through the issuance of Vista Gold common shares, at our discretion. If we elect to issue common shares, the value of the common shares will be based on the average closing price of our common shares over the 10 trading days immediately preceding the first anniversary date. Newmont, at its option, would retain either: (i) a 2% net smelter returns royalty (which is a royalty based on the value of production) in each project, together with the right to a $500,000 cash payment at the start of commercial production at either project and a further $500,000 cash payment if, after the start of commercial production, the gold price averages $400 or more per ounce for any three-month period; or (ii) the right to acquire 51% of either or both projects. That right would be exercisable only after the later of four years or the time when we have incurred aggregate expenditures of $1,000,000 to acquire, explore and hold the projects. Newmont would then be required to pay us cash equaling 200% of the expenditures made by Vista Gold on the related property.

      Vista Gold does not produce gold in commercial quantities and does not currently generate operating earnings. Through fiscal 2002, we obtained funds to acquire and explore gold properties, as well as operating funds, through private placements of equity units consisting of Vista Gold common shares and warrants to purchase common shares. We expect to continue to raise capital through the exercise of warrants and through additional equity financings.

      Vista Gold was originally incorporated under the Company Act (British Columbia) in 1983 under the name "Granges Exploration Ltd.". In 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name "Granges Exploration Ltd." and in 1989, Granges Exploration Ltd. changed its name to "Granges Inc.". In 1995, Granges and Hycroft Resources & Development Corporation were amalgamated under the name "Granges Inc.". In 1996, Granges and Da Capo Resources Ltd. amalgamated under the name "Vista Gold Corp.". Effective December 19, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

      Our principal executive offices are located at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado 80127, and our telephone number is (720) 981-1185.

      Unless otherwise specified, monetary amounts in this prospectus are reported in U.S. dollars.

                                  RISK FACTORS

      An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common shares. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading "Risk Factors" that could cause differences between actual and planned or expected results, and we have included all material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

      We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998. Gold production is now nominal and is incidental to heap leach pad rinsing activities. In these circumstances, proceeds realized from the sale of gold are not reported as revenues, but rather are netted against operating costs.

      Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

      Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in direct proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

      Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold has direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, Vista Gold could elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices and recoverability of metal in the mining process.

      There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

      All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, Bolivia and Mexico.

      The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

      U.S. Federal Laws

      The Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

      Under the Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

      The Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

      Nevada Laws

      At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

      Bolivia Laws

      We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization could increase the development cost of the Amayapampa project, or delay the start of production.

      Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as Estudio de Evaluacion de Impacto Ambiental, or EEIA. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities, and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production.

      Mexico Laws

      We are required under Mexican laws and regulations to acquire permits and other authorizations before we can develop and mine the Paredones Amarillos project. Since the passage of Mexico's 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement (NAFTA) requirements for regulatory standards in Mexico equivalent to those of the U.S. and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Environment, Natural Resources and Fisheries Secretariat (SEMARNAP). There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization could increase the development cost of the Paredones Amarillos project, or delay the start of production.

      The most significant environmental permitting requirements, as they relate to the Paredones Amarillos project are: developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If our project is found to not be in compliance with any of these requirements, we could incur significant compliance costs, or delay the start of production.

We face intense competition in the mining industry.

      The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Vista Gold also competes with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

      The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to restart mining activities at the Hycroft mine or begin construction and development activities at any of our other gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

      Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is currently the President and a director of Silver Standard Resources Inc., and is an officer and a director of Canplats Resources Corporation and of Pacific Sapphire Company Ltd. He is a director of Repadre Capital Corporation (which holds interests in resource properties), Western Copper Holdings Ltd., Paso Rico Resources and Reliant Ventures Ltd. C. Thomas Ogryzlo is the Executive Vice President and Chief Operating Officer of Polaris Energy Corp. and is a director of Birim Goldfields Inc., Tiomin Resources Inc. and Plata-Peru Resources Inc. Michael B. Richings is the President and a director of Kinrade Resources Limited. John M. Clark is a director of Impact Energy Inc. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.


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

There may be challenges to our title in our mineral properties.

      There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs.

Our property interests in Bolivia are subject to risks from political and economic instability in that country.

      We have property interests in Bolivia, which may be affected by risks associated with political or economic instability in that country. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Our financial position and results are subject to fluctuations in foreign currency values.

      Because we have mining exploration and development operations in North and South America, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

      We measure and report our financial results in U.S. dollars. We have projects in Bolivia and Mexico, and we are looking for other projects in Mexico and in Central and South America. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

      Currently all our material transactions in Mexico and Bolivia are denominated in U.S. dollars. However, if we were to begin commercial operations in Mexico or Bolivia (or other Latin American countries) it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from our operations in that country.

The market price of our common shares could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from exercise of warrants pursuant to our issuances in 2002 and 2003.

      At April 8, 2003, we had outstanding 12,621,819 common shares. Of the 2,807,352 shares being offered by our selling security holders under this prospectus, 1,407,352 are currently outstanding and therefore are already reflected in our total outstanding shares, and the remaining 1,400,000 are issuable upon exercise of warrants. An additional 4,374,292 shares are issuable upon exercise of warrants, including warrants issued upon conversion of debentures, all as acquired from Vista Gold in private placement transactions we undertook in 2002, as described in our previous filings with the SEC including our Annual Report on Form 10-K for the year ended December 31, 2002. If all of the warrants are exercised, the number of our currently outstanding shares would increase by approximately 46%, to 18,396,111. The impact of the issuance of a significant amount of common shares from these warrant exercises may place substantial downward pressure on the market price of our common shares.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors and officers.

      Vista Gold is a Canadian corporation and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, and of Vista Gold, are located outside the United States. As a result, it may be difficult or impossible for an investor:

      o to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Vista Gold; or

      o to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Vista Gold.

                                 USE OF PROCEEDS

      Vista Gold will not receive any proceeds from the sale of the common shares offered by the selling security holders.

                            SELLING SECURITY HOLDERS

      The selling security holders identified in the following table are offering for sale a total of 2,807,352 common shares. These shares include 1,407,352 common shares currently owned by selling security holders and 1,400,000 shares issuable upon exercise of warrants. We issued the shares and warrants to the selling security holders in different transactions, as follows:

      o Private Placement Financing. In a private placement financing in February 2003, we issued an aggregate 1,400,000 special warrants which subsequently by their terms were automatically converted into equity units, each consisting of one common share and one warrant. The purchasers are listed in the table below.

      o Compensation for Financial Advisory Services. In March 2003, we issued 7,352 common shares to Endeavour Financial Corporation Inc. as compensation for financial advisory services.

These issuances are discussed below.

      Issuances in Private Placement Financing

      On February 7, 2003, we completed a private placement financing in which we issued 1,400,000 special warrants at a price of $2.43 per special warrant, for an aggregate purchase price of $3.4 million. The proceeds were placed in escrow pending shareholder approval of the financing, which occurred at our Special General Meeting held on February 27, 2003. The special warrants were automatically converted into equity units upon shareholder approval. Each unit consists of one common share and one warrant, exercisable over a four-year period from the issuance date, to purchase one common share for $3.14 during the first year, $3.56 during the second year, $3.92 during the third year and $4.28 during the fourth year. Starting on the second anniversary of the issuance date, if our closing common share price on the American Stock Exchange is 150% or more of the applicable warrant exercise price for 15 consecutive trading days, we will have the option to request that the warrants be exercised. Any warrants not exercised within 15 business days following our request would be deemed canceled.

      The transaction was priced as of December 4, 2002, based on a 15% discount to the closing price of our common shares on the Toronto Stock Exchange (adjusted for U.S./Canadian dollar exchange rates) on that date. The common share component of the unit represented substantially all of the unit value. On December 4, 2002, the closing price for our common shares on the American Stock Exchange was $2.95. Our net proceeds were approximately $3.0 million after commissions and costs including a 10% cash finder's commission paid to our placement agent in the transaction, Global Resource Investments Ltd. The net proceeds will be used to evaluate and acquire gold mining properties, and to hold and maintain these properties for development or sale in anticipation of higher gold prices. We agreed in connection with this transaction to register all shares issuable in the transaction including shares issuable upon exercise of warrants.

      Issuances as Compensation for Financial Advisory Services

      Pursuant to our agreement with Endeavour Financial Corporation Inc. dated August 22, 2002, as amended on November 30, 2002, Endeavour Financial is to provide financial advisory services to us for a monthly fee of $10,000, payable on the first business day of the month following that in which services are provided. The monthly fee is payable by the issuance to Endeavour Financial of a non-transferable convertible promissory note, which is in turn automatically converted into Vista Gold common shares at a price per share equal to the weighted average closing price of the shares on the American Stock Exchange on the last 10 trading days of the month prior to the business day on which the fee becomes due. We agreed to register all shares issued to Endeavour Financial under this agreement. We have previously registered 10,869 shares issued to Endeavour Financial in connection with services rendered through November 30, 2002. As of March 28, 2003, we had issued an additional 7,352 shares to Endeavour Financial under this agreement, which we are now registering for resale, as follows:

                                                            AMEX 10-Day
                                                          Weighted-Average            Number of Shares
     Date Convertible         Principal Amount of      Closing Price Preceding          Issuable upon
        Note Issued             Convertible Note            Note Issuance            Conversion of Note
        -----------             ----------------            -------------            ------------------
January 1, 2003                     $10,000                     $3.63                      2,751
February 1, 2003                     10,000                      4.53                      2,207
March 1, 2003                        10,000                      4.18                      2,394
                                    -------                                                -----
         Totals                     $30,000                                                7,352

      The selling security holders may offer their common shares for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

      The following table sets forth, as of April 8, 2003, the number of shares being held of record or beneficially by the selling security holders that may be offered under this prospectus, and provides by footnote reference any material relationship between Vista Gold and the selling security holder, all of which is based upon information currently available to us.

----------------------------------------------------------------------------------------------------------------

                                                      Beneficial Ownership of          Beneficial Ownership of
                                                      Selling Security Holder                  Shares
                                                       Prior to Offering (1)             After Offering (2)
                                                       ---------------------             ------------------

----------------------------------------------------------------------------------------------------------------
                                                                           Number of
                                                                            Shares
                                                                            Offered
Name of Selling Security Holder                      Number     Percent    Hereby (3)       Number       Percent
-------------------------------                      ------     -------    ----------       -------      -------
----------------------------------------------------------------------------------------------------------------
Agora Communications Ltd. (4)                         40,000          *        40,000              0          *
----------------------------------------------------------------------------------------------------------------
Douglas Casey (5)                                    294,930       2.3%       100,000        194,930       1.3%
----------------------------------------------------------------------------------------------------------------
Adventure Seekers Travel, Inc. (6)                    55,866          *        26,000         29,866          *
----------------------------------------------------------------------------------------------------------------
Martin M. Bressler                                    10,000          *        10,000              0          *
----------------------------------------------------------------------------------------------------------------
Haywood Securities ITF David Lyall (7)               200,856       1.6%        80,000        120,856          *
----------------------------------------------------------------------------------------------------------------
John Tognetti                                        200,000       1.6%       200,000              0          *
----------------------------------------------------------------------------------------------------------------
Canaccord Capital ITF Peter M. Brown                  80,000          *        80,000              0          *
----------------------------------------------------------------------------------------------------------------
Brant Investments Limited (8)                        212,406       1.7%        80,000        132,406          *
----------------------------------------------------------------------------------------------------------------
Obrea & Co. ITF RRSP (9)                             362,556       2.8%        80,000        282,556       1.8%
----------------------------------------------------------------------------------------------------------------
Endeavour Mining Capital Corp. (10)                  160,000       1.3%       160,000              0          *
----------------------------------------------------------------------------------------------------------------
Adrian Day                                            40,000          *        40,000              0          *
----------------------------------------------------------------------------------------------------------------
Kevin O'Halloran, M.D.                                82,000          *        82,000              0          *
----------------------------------------------------------------------------------------------------------------
Jan W. Janssen Trust UAD 11/4/2002                   116,000          *       116,000              0          *
----------------------------------------------------------------------------------------------------------------
The Harnack Family Trust dtd 10/27/87                 32,000          *        32,000              0          *
----------------------------------------------------------------------------------------------------------------
J. Clay Freeny & Phyllis Freeny Joint Tenants         14,000          *        14,000              0          *
----------------------------------------------------------------------------------------------------------------
Merry Lee Carnall                                     32,000          *        32,000              0          *
----------------------------------------------------------------------------------------------------------------
Stephen S. Taylor                                     32,000          *        32,000              0          *
----------------------------------------------------------------------------------------------------------------
Taylor Leasing, LLC (11)                              16,000          *        16,000              0          *
----------------------------------------------------------------------------------------------------------------
Charles A. Haegelin                                   20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
The Valentine Family Trust UAD 9/25/98                16,000          *        16,000              0          *
----------------------------------------------------------------------------------------------------------------
Lowell S. Fink                                        28,000          *        28,000              0          *
----------------------------------------------------------------------------------------------------------------
Karen Mileson                                         20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Herbert L. Raburn                                     40,000          *        40,000              0          *
----------------------------------------------------------------------------------------------------------------
Harriet C. Utley                                      20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Utley Interests Inc. (12)                             20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Charles Hill & Richard Utley & JLT                    20,000          *        20,000              0          *
(Southern) Ltd; Trustees of the Oakland
Energy (UK) Ltd. Retirement Benefit Scheme
(13)
----------------------------------------------------------------------------------------------------------------
John E. Dierks Living Trust dtd 1/7/1986              80,000          *        80,000              0          *
----------------------------------------------------------------------------------------------------------------
Daniel T. Martinez                                   100,000          *       100,000              0          *
----------------------------------------------------------------------------------------------------------------
David De Lamar                                        12,000          *        12,000              0          *
----------------------------------------------------------------------------------------------------------------
The McDougal Family Limited Partnership               14,000          *        14,000              0          *
----------------------------------------------------------------------------------------------------------------
John Montfort                                        100,000          *       100,000              0          *
----------------------------------------------------------------------------------------------------------------
The Cranton Family Partnership L.P.                  126,000       1.0%       126,000              0          *
----------------------------------------------------------------------------------------------------------------
Marvin Berkman                                        20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

                                                      Beneficial Ownership of          Beneficial Ownership of
                                                      Selling Security Holder                  Shares
                                                       Prior to Offering (1)             After Offering (2)
                                                       ---------------------             ------------------

----------------------------------------------------------------------------------------------------------------
                                                                           Number of
                                                                            Shares
                                                                            Offered
Name of Selling Security Holder                      Number     Percent    Hereby (3)       Number       Percent
-------------------------------                      ------     -------    ----------       -------      -------
----------------------------------------------------------------------------------------------------------------
Caroline Berkman                                      12,000          *        12,000              0          *
----------------------------------------------------------------------------------------------------------------
Charles E. Koehn Jr.                                  20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Larry E. Rieder                                       20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
MDW & Associates, LLC (14)                            28,500          *        20,000          8,500          *
----------------------------------------------------------------------------------------------------------------
Susan C. van Eeden (15)                               29,493          *        10,000         19,493          *
----------------------------------------------------------------------------------------------------------------
Howard Family Trust UAD 4/29/99 (16)                  50,086          *        20,000         30,086          *
----------------------------------------------------------------------------------------------------------------
Dante Gallinetti                                      20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
RBC Dain Rauscher Custodian FBO Ronald P.             40,000          *        40,000              0          *
Slates Segregated Rollover IRA
----------------------------------------------------------------------------------------------------------------
Southern Minnesota Broadcasting Co. (17)              80,000          *        80,000              0          *
----------------------------------------------------------------------------------------------------------------
Tracy Siddall                                         20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Switoslaw D. Stowbunenko-Saitschenko, Trust           20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Kenneth P. Metcalfe                                   20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Glass Supplies, Inc. (18)                             30,000          *        30,000              0          *
----------------------------------------------------------------------------------------------------------------
David L. Jenson                                       20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Jaime L. Matta                                        60,000          *        60,000              0          *
----------------------------------------------------------------------------------------------------------------
Timothy K. Taylor                                     20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
First Riverside Investors LP (19)                     40,000          *        40,000              0          *
----------------------------------------------------------------------------------------------------------------
John P. & Roberta Lindal                              20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------
Keith Presnell (20)                                  180,278       1.4%        60,000        120,278          *
----------------------------------------------------------------------------------------------------------------
The Hart Organization Corp. (21)                     372,000       2.9%       372,000              0          *
----------------------------------------------------------------------------------------------------------------
Wendy James                                           20,000          *        20,000              0          *
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Endeavour Financial Corporation Inc. (22)             18,221          *         7,352         10,869          *
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
         TOTAL                                     3,757,192      26.1%     2,807,352        949,840       6.0%
----------------------------------------------------------------------------------------------------------------

*     Represents less than 1% of the outstanding common shares.

(1) Applicable percentage of ownership is based on 12,621,819 common shares outstanding as of April 8, 2003, plus any securities held by such holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2) Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other common shares, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of common shares that each selling security holder will own upon completion of this offering.

(3) Unless otherwise noted, represents the total number of (i) common shares issued to the selling security holder and (ii) shares issuable to the holder upon exercise of warrants acquired in private placement transaction as described above, and assumes in all cases that all shares are sold pursuant to this offering and that no other common shares are acquired or disposed of by the selling security holders prior to the termination of this offering. As described above, Endeavour Financial Corporation was issued common shares only, as compensation for financial advisory services.

(4) Agora Communications Ltd. is a privately-held corporation based in Liechtenstein. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, Jurg Keller is a director and authorized signatory, and no person beneficially owns 10% or more of its outstanding equity.

(5) Ownership totals include 97,465 previously acquired common shares and 97,465 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(6) Adventure Seekers Travel, Inc., is a privately-held corporation based in California. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, its President is Bryce W. Rhodes, and its controlling shareholders are Mr. Rhodes and Susan W. Rhodes. Ownership totals include 5,500 previously acquired common shares and 24,366 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(7) Ownership totals include 60,428 previously acquired common shares and 60,428 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(8) Securities registered as shown in table but purchaser is Middlemarch Partners Limited, which is a privately-held corporation based in the United Kingdom. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, Cecilia
      M. Kershaw is a director and authorized signatory, and Ms. Kershaw and Henry Tondowski are its controlling equityholders. Ownership totals include 71,978 previously acquired common shares and 60,428 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(9) Securities registered as shown in table but purchaser is Ross Beaty. Ownership totals include 222,128 previously acquired common shares and 60,428 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(10) Endeavour Mining Capital Corp. is a privately-held corporation based in the Cayman Islands. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, William Koutsouras is a director, Secretary and Chief Financial Officer and authorized signatory, and its controlling equityholders are The Equitable Life Assurance Society, based in the United Kingdom, and Kinross Gold Corporation, based in Toronto, Ontario, Canada, both of which are widely-held entities. Newmont Mining Corporation owns more than 10% of the outstanding equity of Kinross Gold. The directors of Endeavour Mining, in addition to Mr. Koutsouras, are Neil Woodyer, Frank Giustra, Wayne McManus, Michael Beckett and Anthony Williams. These are the same directors as for Endeavour Financial Corporation Inc. (see Note 22). The two entities have no common ownership.

(11) Taylor Leasing, LLC is a privately-held limited liability company based in Illinois. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, Stephen
      S. Taylor is a manager of the LLC, and each of Mr. Taylor and Stephen S. Taylor, Sr. owns 10% or more of its outstanding equity.

(12) Utley Interests Inc. is a privately-held corporation based in Texas. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, its President and 100% owner is Richard J.W. Utley.

(13) Registered owner is a corporate retirement plan organized under United Kingdom law, whose sole beneficiary is Mr. Utley.

(14) MDW & Associates LLC is a privately-held limited liability company based in California. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, Michael
      D. Winn is a manager of the LLC, and each of Mr. Winn and Putney Holding Company, L.P. owns 10% or more of its outstanding equity. Further information as to Putney Holding Company, L.P. is not available. Ownership totals include 3,500 previously acquired common shares and 5,000 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(15) Ownership totals include 19,493 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(16) Ownership totals include 30,086 previously acquired common shares that are not being registered for inclusion in this offering.

(17) Southern Minnesota Broadcasting Co. is a privately-held corporation based in Minnesota. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, its President is Greg Gantling, and no person beneficially owns 10% or more of its outstanding equity.

(18) Glass Supplies, Inc. is a privately-held corporation based in Virginia. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, its President and 100% owner is Donald Smith.

(19) First Riverside Investors LP is a privately-held limited partnership based in New York. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, its authorized signatory is Jerome Ginsburg, and each of Mr. Ginsburg and Merle Ginsburg owns 10% or more of its outstanding equity.

(20) Ownership totals include 61,799 previously acquired common shares and 58,479 common shares issuable upon exercise of previously acquired warrants, that are not being registered for inclusion in this offering.

(21) The Hart Organization Corp. is a privately-held corporation based in Georgia. Based on its filing with the Toronto Stock Exchange in connection with its purchase of special warrants from Vista Gold, Latrobe J. Laidlaw is its Vice President Operations and authorized signatory, and Frank E. Hart owns 10% or more of its outstanding equity.

(22) Total represents common shares only. Endeavour Financial Corporation Inc. is a privately-held corporation based in the Cayman Islands. Its directors are William Koutsouras, Neil Woodyer, Frank Giustra, Wayne McManus, Michael Beckett and Anthony Williams. These are the same directors as for Endeavour Mining Capital Corp. (see Note 10). The two entities have no common ownership. Controlling shareholders of Endeavour Financial are:
      Dragon Capital Holdings Limited (a United Kingdom incorporated company), Yeoman Investments Inc. (an Antigua incorporated company) and Omega Holdings (a Barbados incorporated company). Further information as to these companies is not available. Ownership totals include 10,869 previously acquired common shares that are not being registered for inclusion in this offering.

                              PLAN OF DISTRIBUTION

      Vista Gold is registering the shares on behalf of the selling security holders. We will pay all expenses in connection with the registration of the common shares being sold by the selling security holders, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares. Vista Gold will not receive any of the proceeds of the sale of the shares offered by the selling security holders.

      The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the American Stock Exchange, the Toronto Stock Exchange, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

      o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account pursuant to this prospectus;

      o ordinary brokerage transactions and transactions in which the broker solicits purchases;

      o     through options, swaps or derivatives;

      o     in privately negotiated transactions;

      o     in transactions to cover short sales;

      o     through a combination of any such methods of sale; or

      o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

      The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

      The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

      We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

      Upon our being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

      o the name of each such selling security holder and of the participating broker-dealer(s);

      o     the number of shares involved;

      o     the price at which such shares were sold;

      o any commissions paid or discounts or concessions allowed to such broker-dealer(s); and

      o     other facts material to the transaction.

      In order to comply with the securities laws of certain jurisdictions the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

                          DESCRIPTION OF CAPITAL STOCK

      We have authorized an unlimited number of common shares, no par value per share, and an unlimited number of shares of preferred stock, no par value per share. Our common shareholders are entitled to one vote per share on all matters on which holders of common shares are entitled to vote and do not have any cumulative voting rights. Subject to the rights of holders of shares of any series of preferred stock, our common shareholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common shares have no pre-emptive, conversion, redemption, subscription or similar rights. If Vista Gold were to be liquidated, dissolved or wound up, common shareholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred stock, if any.

      Our shares of authorized preferred stock are undesignated. Our board or directors has authority, without seeking stockholder approval, to determine the designation, preferences, rights and other privileges for any series of preferred stock that the board of directors may designate, which could include preferences on liquidation or as to dividends, voting rights including the right to vote as a separate class on certain corporate events or to elect directors designated by the holders of such series, and rights to conversion or redemption of their shares and other matters. Our board of directors has not as of the date of this prospectus designated and issued any shares of our preferred stock.

      We have no charter or by-law provisions that would delay, defer or prevent a change in control of Vista Gold.

                                  LEGAL MATTERS

      The validity of the common shares being offered hereby has been passed upon for Vista Gold Corp. by Campion Macdonald of Whitehorse, Yukon Territory, Canada.

                                     EXPERTS

      The consolidated financial statements of Vista Gold Corp. appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC (450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at www.sec.gov.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the above address or from the SEC's Internet site.

      Our world wide web address is www.vistagold.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web address is included in this document as an inactive textual reference only.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the common shares covered by this prospectus:

(1) Our Annual Report on Form 10-K (File No. 1-9025) for the year ended December 31, 2002;

(2) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on January 8, 2003;

(3) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on January 9, 2003;

(4) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on January 23, 2003;

(5) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on February 14, 2003;

(6) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on March 3, 2003;

(7) Our Current Report on Form 8-K (File No. 1-9025) filed with the SEC on March 24, 2003;

(8) All our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(9) The description of our common shares contained in our registration statement on Form 8-A (File No. 1-9025) filed with the SEC on January 4, 1988, including any amendments or reports filed for the purpose of updating that description. For the most recent description, please see "Description of Capital Stock" in this prospectus.

      You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127
Attention: John F. Engele, Vice President Finance and Chief Financial Officer
(720) 981-1185

      You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.